Filed by Thermage, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933 and

Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Thermage, Inc.

Commission File No.: 001-33123

Thermage, Inc. Thermage, Inc. (Nasdaq: THRM) (Nasdaq: THRM) Stephen Fanning Stephen Fanning Chairman and CEO Chairman and CEO

Additional Information and Where You Can Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Thermage and Reliant. In connection with the transaction, Thermage will file a registration statement on Form S-4 with the SEC containing a proxy statement/prospectus/information statement. The proxy statement/prospectus/information statement will be mailed to the stockholders of Thermage and
Reliant. Investors and security holders of Thermage and Reliant are urged to read the proxy statement/prospectus/information statement when it becomes available because it will contain important information about Thermage, Reliant and the proposed transaction. The proxy statement /
prospectus/information statement (when it becomes available), and any other documents filed by Thermage with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Thermage by contacting
Thermage Investor Relations by e-mail at IR@thermage.com or by telephone at (510) 259-7117. Investors and security holders are urged to read the proxy statement/prospectus/information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.
Thermage and its respective directors and executive officers may be deemed to be participants in the solicitation of proxies from its stockholders in favor of the proposed transaction. Information about the directors and executive officers of Thermage and their respective interests in the proposed transaction will be available in the proxy statement/prospectus/information statement.

Forward Looking Statements
Forward Looking Statements
This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding potential transaction timing, projected financial results, and anticipated cost savings, synergies and other opportunities. Forward-looking statements are based on management's current, preliminary expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from the statements contained herein, including the risks that the transaction is delayed or ultimately not consummated, and that the anticipated financial and operating benefits of the transaction are not realized, among other risks. Further information on potential risk factors that could affect Thermage's business are detailed in the Company's Form 10-Q for the quarter ended March 31, 2008, and additional risk factors relating to the proposed transaction discussed in this presentation will be presented in future public filings. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Thermage undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

Agenda
Agenda
• Relay Transaction
• Strategic Rationale
• Market Opportunity
• Combined Company Benefits
• Transaction Details Overview
• Financial Highlights
• Prior to filing the final proxy, communications
regarding the merger are restricted

Creating a Global Leader
Creating a Global Leader
Strategic Rationale
Financial Rationale
Combines two of the most differentiated
and valued brands in aesthetic devices
Highly complementary product offering
Targeting the highest growth market
sectors
Strong economies of scale
Significant cross-selling opportunities
Track record of innovation
Creates one of the largest sales forces in
aesthetic devices
Enhanced resources to target international
sales
Unique recurring revenue financial model
Significant cost synergy opportunities
benefiting from proximity of headquarters
Anticipated cash flow generation of over
$15 million in 2009
Expected to be accretive to GAAP EPS in
2009

Significant Synergy Opportunity
Significant Synergy Opportunity
EPS Accretive in 2009*
Over $14 million in projected annual costs savings achieved in 12 months
Significant efficiencies created in SG&A and manufacturing
Leverage combined purchasing power
Consolidate administrative activities and close proximity of headquarters
Projected revenue opportunities
Cross-selling
Enhanced consumable opportunities
Potential for product bundling
* As
compared to First Call 2009 consensus GAAP EPS of $0.26 as of July 3, 2008

Thermage
Thermage
• Leader in skin tightening
• Recent introduction of cellulite reduction
• Over 500,000 procedures performed since
commercialization in November 2002
• Broad Distribution:
• Over 80 countries
• OUS revenue of almost 50%
• Industry’s leading disposables business
model
• Unique IP-protected technology

Relay
Relay
• Leader in skin resurfacing and rejuvenation
• Pioneer of fractional resurfacing in 2004
• Strong momentum in new product
placements
• Broad distribution:
• Over 60 countries
• OUS revenue of almost 38%

Combining Two of the Most Differentiated &
Combining Two of the Most Differentiated &
Valued Brands in Aesthetics
Valued Brands in Aesthetics
• Creates one of the largest Aesthetic device
companies in the industry
• Strong balance between recurring revenue and new
product placement
• Highly differentiated technologies
• Large installed base of approximately 4,000 systems
• Track record of innovation

Aesthetic Market Overview
Aesthetic Market Overview
Key Growth Drivers
Key Growth Drivers
• Aging of U.S. Population
• Broader Range of Non-invasive Treatments
• Changing Practitioner Economics – managed care and
government reimbursement restrictions
• Increased Acceptance of Aesthetic Procedures
Enormous U.S. Aesthetic Market with 11.7 Million Procedures
and $13.5 Billion in Spending in 2007
(1)
(1)  Source: ASAPS Cosmetic Surgery National Data Bank, data derived from core physicians

Targeting the Highest Growth Markets
Targeting the Highest Growth Markets
CAGR for U.S. Procedures & Device Sales (2007-2011)
33%
14%
26%
11%
23%
16%
19%
34%
17%
11%
18%
12%
0%
5%
10%
15%
20%
25%
30%
35%
40%
Skin
Tightening
Skin
Rejuvenation
Skin
Resurfacing
Cellulite
Reduction
Hair Removal Acne
Reduction
No. of Procedures Device Sales ($MM)
Source: Millennium Research Group 2007 report.
Initial Target Markets

Installed Base
Over 1,500
Installed Base
Over 2,500
Cross Selling Opportunities
Cross Selling Opportunities
Cross-Branding
Opportunities
Strong Combination
Therapy
One Stop Shopping
For Physicians
Potential to Bundle
Technology

Creating One of the Largest Sales Forces in
Creating One of the Largest Sales Forces in
Aesthetic Devices
Aesthetic Devices
Largest Bifurcated
U.S. Sales Force
Focused on
Disposables
Focused on
Generators

Consumable Revenue
Consumable Revenue
2007 Consumable Revenue Per Installed Instrument
Dedicated sales force
focused on consumables
Proven cooperative
marketing campaigns with
physicians
Enhanced resources to
increase visibility with
physicians and patients
$20,300
$13,700
$-
$5,000
$10,000
$15,000
$20,000
$25,000
Thermage Reliant

Creating a Strong Sustainable Business Creating a Strong Sustainable Business 2007 Revenue Streams 68% 26% 6% 20% 72% 8% 42% 51% 7% 0% 20% 40% 60% 80% 100% Thermage Reliant NewCo Tips Systems Other 15

4/26/06
Eyes by Thermage™
Track Record of Innovation
Track Record of Innovation
10/26/06
2/1/07
ThermaCool®NXT
Tummy by Thermage™
2/2/07
Hands by Thermage™
6/26/07
Lips by Thermage™
8/2/07
ThermaTip™ STC
10/1/07
ThermaTip™ DC and
Body Shape procedure
2/1/08
ThermaTip™
CL (Cellulite)
8/14/06
Fraxel ® SR1500 Laser
2/2/07
Roller tips
2/2/07
2 Generation Optical Tracking™
6/4/07
Fraxel Re:Fine™ Laser System
9/7/07
Fraxel Skin Ecology System
1/31/08
Q1
2007
Q4 Q3 Q4 Q3 Q2 Q1 Q2 Q1
2008 2006
Q1
2007
Q4 Q3 Q4 Q3 Q2 Q1 Q2 Q1
2008 2006

nd
Fraxel Re:Pair™
Laser

Transaction Overview
Transaction Overview
Purchase
Consideration
23.6 million shares and $25 million in cash, plus the
assumption of $7.0 million of net debt, for an approximate
total consideration of $95 million, based upon the closing
price of Thermage common stock on July 3, 2008
Pro Forma
Ownership
(treasury stock method)
Thermage:    51.1%
Reliant:         48.9%
Board/Management
Chairman & CEO:   Steve Fanning
CFO: Jack Glenn
Thermage: Six Directors
Reliant: Three Directors
Approvals
Transaction is subject to approval of Thermage stockholders, of which certain stockholders holding 33%of the shares outstanding have agreed to vote in favor of the transaction
Reliant stockholders have already approved the transaction by written consent
Additional customary conditions to closing
Anticipated Timing
To Closing
Fourth Quarter of 2008

Combined Financial Strength Combined Financial Strength Thermage 2007 Revenue $63.1 Reliant 2007 Revenue $70.5 Combined Company 2007 Revenue $133.6 Shares Outstanding 48 mil. 18

International Sales
International Sales
62%
38%
United States Rest of World
52%
22%
16%
10%
United States Asia Pacific
Europe & Middle East Rest of World
• Expansion of international distribution for Reliant products
• Greater leverage with distributors

$63
$71
$102
$124
$124
$134
$141
$149
$0
$20
$40
$60
$80
$100
$120
$140
$160
THRM Reliant CUTR PMTI CYNO NewCo ELOS CLZR
Creating Strong Economies of Scale
Creating Strong Economies of Scale
Source: Wall Street Research, and company (Thermage and Reliant) management.
Strong Economies of Scale
Greater Liquidity
Enhanced Cash Flow
Greater Resources to
Drive R&D
Better Negotiating
Leverage With Suppliers
and Distributors
2007 Revenue

Creating a Global Leader
Creating a Global Leader
Strategic Rationale
Financial Rationale
Combines two of the most differentiated
and valued brands in Aesthetics
Highly complementary product offering
Targeting the highest growth market
sectors
Strong economies of scale
Significant cross-selling opportunities
Track record of innovation
Creates one of the largest sales forces in
Aesthetics
Enhanced resources to target international
sales
Unique recurring revenue financial model
Significant cost synergy opportunities
benefiting from proximity of headquarters
Anticipated cash flow generation of over
$15 million in 2009
Expected to be accretive to GAAP EPS in
2009